Exhibit 99.1

THE STATE CORPORATION COMMISSION
OF THE STATE OF KANSAS

Before Commissioners:	Brian J. Moline, Chair John Wine Robert E. Krehbiel
In the Matter of the Investigation Into the Affiliate Transactions Between UtiliCorp United, Inc. (UCU) and Its Unregulated Businesses.	) ) )	Docket No. 02-UTCG-701-GIG

ORDER ESTABLISHING HEARING PROCEDURES, DIRECTING
FURTHER INVESTIGATION AND EXTENDING
INTERIM STANDSTILL PROTECTIONS

        For the reasons discussed below, the Commission directs further investigation into the Financial Plan, financial reports and projections submitted by Aquila, Inc. (Aquila), pursuant to the Commission's Order Requiring the Submission of Additional Information entered on March 4, 2003. The instant order establishes hearing procedures and requires an investigative process to develop cash flow analyses essential to determine the proper allocation of debt attributed to Aquila's utility operations and to consider Aquila's Motion For Order Authorizing Aquila to Pledge and/or Create Liens on its Utility Assets located in the State of Kansas in order to Secure a Portion of the Term Loan Facility, filed with the Commission on April 30, 2003. Further investigation is necessary to ensure that the Commission has the necessary analyses to establish guidelines and criteria for Aquila with respect to (a) restoring Aquila's financial health and (b) assuring an appropriate alignment between Aquila's business strategies and its statutory public utility obligations.

        1.     Aquila,1 formerly known as UtiliCorp United, Inc., through its operating divisions of Aquila Networks-WPK (formerly known as WestPlains Energy Kansas) and Aquila Networks-KGO (formerly known as Kansas Public Service Company and Peoples Natural Gas Company), provides electric and natural gas public utility service to approximately 165,000 retail customers in the state of Kansas. See UCU Supplement to 2000 Annual Report at 13. Aquila is a certificated electric and natural gas public utility subject to the regulatory jurisdiction of the Commission.

When this proceeding began, the name of the company, was UtiliCorp United, Inc. (UCU). UCU has since changed its name to Aquila, Inc. In this order, the Commission uses the new name when appropriate, but in some contexts, such as when quoting prior Commission orders or other public sources, uses the term UtiliCorp or UCU.

        2.     Pursuant to the Commission's March 4, 2003 Order, the Commission required Aquila to submit a Financial Plan, various financial reports and projections, and responses to questions posed by the Commission. The March 4, 2003 Order outlined Aquila's financial difficulties caused by nonutility business ventures and the harm posed by any financial restructuring that attempts to shift the risks and burdens of nonutility investments to utility operations and ratepayers. See March 4, 2003 Order at ¶¶ 3-11. In response to the March 4, 2003 Order, Aquila submitted a White Paper on March 17, 2003; Direct Testimony of Rick Dobson and Jon R. Empson on March 26, 2003; and a revised White Paper and Direct Testimony of Rick Dobson with exhibits on April 10, 2003.

        3.     Aquila's cash flow projections, as presented, do not distinguish between cash flow from regulated utility operations and cash flow from nonutility operations. See e.g. Aquila's Financial Plan, dated April 10, 2003 at Schedule 3. The distinction between the two sources is important because

Aquila's revised plan "calls for a further reduction of liabilities through the continued sale of Aquila's remaining international and non-core domestic assets, the buyout of certain tolling contracts and restructuring of the Company's other liabilities." Id. at p. 2. Moreover, the distinction between cash flow from utility operations and cash flow from nonutility operations becomes even more important because Aquila's revised plan states "[a]dding state utility assets [to Aquila's collateral pool] will be critical to replenish the collateral pool when Canada is sold and to properly align collateral support with utility and non utility financial requirements." Id. at p. 7. Indeed, on April 30, 2003, Aquila filed its "Motion For Order Authorizing Aquila to Pledge and/or Create Liens on its Utility Assets located in the State of Kansas in order to Secure a Portion of the Term Loan Facility." In that motion, Aquila states that "if utility assets are not allowed to be used as collateral to secure the Term Loan Facility, then Aquila will not have sufficient collateral to support the Term Loan Facility following the sale of the Canadian utility business." April 30, 2003 Motion at 5. According to Aquila's April 30, 2003 Motion, the request to secure its Term Loan Facility with collateral, including those assets providing utility service in Kansas, is inextricably linked to Aquila's financial plan to reduce debt. Id. at ¶2 (explaining that the Term Loan Facility "will allow Aquila to implement the final steps of the [financial] plan").

        4.     At issue in this case is whether Aquila's financial plan and debt restructuring plan, including the use of Kansas public utility assets as collateral, are consistent with the applicable statutory standards. Kansas law provides the Commission with broad authority and obligation to oversee and protect the integrity of public utilities that serve Kansas ratepayers. The Commission is given full power, authority and jurisdiction to supervise and control the electric and natural gas public utilities doing business in Kansas and is empowered to do all things necessary and convenient for the exercise of such power, authority and jurisdiction. K.S.A. 66-101 (electric utilities) and K.S.A. 66-1,201 (natural gas utilities). The Commission has broad investigatory powers over both natural gas and electric public utilities and if any regulation, conduct, practice, or act, relating to any service performed or to be performed, is unjust, unreasonable, unreasonably inefficient or insufficient, unduly preferential, unjustly discriminatory, or otherwise in violation of this act or of the orders of the Commission, the Commission shall have the power to substitute such other regulations, rules, practices, act or service, and to make such order respecting any such changes in such regulations, conduct, practices, services or acts as are just and reasonable. K.S.A. 66-101f (electric public utilities) and K.S.A. 66-1,204 (natural gas public utilities). The Kansas statutes make clear that the provisions of the public utilities act and all grants of power, authority, and jurisdiction herein made to the Commission, shall be liberally construed, and all incidental powers necessary to carry into effect the provisions of this act are expressly granted and conferred upon the Commission. K.S.A. 66-101g (electric utilities) and K.S.A. 66-1,207 (natural gas utilities). Independent of these statutes is the requirement for the Commission to approve any transaction that constitutes a "contract or agreement with reference to or affecting" the certificate of convenience and necessity whether the certificate relates to the provision of electric service or natural gas service. K.S.A. 66-136. Accordingly, in light of Aquila's financial condition, the Commission must assure the proposed collaterization of Kansas utility assets, as requested by Aquila, is reasonable, serves the public interest and is not otherwise harmful to Kansas utility customers. The Commission will evaluate Aquila's April 30, 2003 Motion in terms of the following regulatory questions, among others:

  i)
  Whether the collateralization is for a level of debt that is reasonable and appropriate to finance Kansas utility operations.

  ii)
  Whether the debt supported by the collateral will be paid off within a fixed number of years, such number of years appropriately related to the utility purpose of the collateralization.

  iii)
  Whether the extent of collateralization of Kansas utility assets is comparable to the collateralization of utility property in each of the other states in which Aquila serves as a public utility, and to other utilities serving Kansas customers.

  iv)
  Whether the collateral—which Aquila would encumber—is confined to assets specified in the new loan agreement, or whether the collateralization also could include after-acquired property and to what extent.

        5.     The Commission has additional concerns. First, the Commission must assure that any encumbrance placed by Aquila upon utility assets does not restrict Aquila's ability to comply with any future Commission order. Second, the Commission is concerned that the market value and, thus, the liquidation or realizable value of Aquila's assets, might be significantly less than the amount recorded on Aquila's balance sheet as December 31, 2002. In that instance, proceeds from liquidating nonutility investments may be insufficient to pay off debt incurred for those nonutility investments without eroding Aquila's common equity. The Commission will not permit the utility's ratepayers to take on any financial responsibility for paying off debt associated with nonutility businesses or investments. To prevent this result and to evaluate the regulatory questions described above in paragraph 3, the Commission must have financial analyses which differentiate between the amount of debt issued for utility and nonutility purposes, so as to assure that a proportionate share of debt is properly assigned to Kansas utility operations and follows each set of assets in the event of a divestiture or spin-off of utility assets or nonutility assets.

        6.     Accordingly, the Commission finds that Commission Staff (Staff) should develop a cash flow methodology to allocate Aquila's consolidated debt between utility and nonutility purposes based on principles consistent with the manner in which utility and nonutility assets and operations were funded historically. Aquila shall cooperate with Staff as the Staff deems necessary to carry out this directive. Through examining the historic cash flows from operating activities, investing activities, and financing activities for Aquila's consolidated corporation and separately for the utility and nonutility businesses, the Commission can determine reasonable allocations of Aquila's debt between the utility and nonutility businesses. Financial and accounting experts regularly perform cash flow analyses to determine cash needs and cash profitability of corporations and their subsidiaries and affiliates, and for specific asset investments. A cash flow analysis enables a diversified corporation to determine the total funding received from each source (e.g., customer payments, debt and stock issuances), and the total amount expended on objects of expenditure (e.g., supplies, customer service, investment, operating expenses).

        7.     In addition, Staff is directed to provide testimony on the reasonableness of Aquila's Financial Plan, including whether the Commission should retain a deadline and by what methods the Commission can incorporate flexibility into any plan. Finally, Staff is directed to provide recommendations concerning any cash management practices, reporting requirements or other corporate structure requirements or standards that could be implemented by the Commission to assure that the risks associated with the nonutility businesses—until such time as they are divested—do not affect the utility operations and harm utility customers. With respect to such practices, standards and requirements, Staff should specifically consider and evaluate whether the separate incorporation of the Kansas utility operations would be an effective structural requirement to separate regulated utility operations from the nonutility business ventures and investments.

        8.     The Commission further finds that a prehearing conference is necessary in order to ascertain the status of the parties, to establish a procedural schedule and hearing date, to discuss any discovery issues and to consider any other matter to assist in an orderly and efficient investigative and hearing process. Aquila should be prepared to discuss any timing considerations with respect to its April 30, 2003 Motion and its efforts to provide collateral under its Term Loan Facility. Staff should also be prepared to discuss how much time is needed to provide the Commission the cash flow analyses and information requested in this order. The procedural schedule should take into consideration that Aquila's testimony previously filed with the Commission may not have addressed all of the relevant issues outlined above and Aquila should be allowed to supplement its direct testimony. In addition, the procedural schedule should allow for other interested parties to have an opportunity to present alternative financial plans and testimony thereon; and all parties including Aquila should have an opportunity to respond to each other's plans.

        9.     The Commission's statutory obligation is clear: The public utility must not be allowed to carry an excessive debt load if that debt load threatens the ability to provide safe, sufficient, efficient electricity at just and reasonable rates. There is no right in a public utility to act as a financier or guarantor or risk-bearer of nonutility businesses. The financial and corporate restructuring proposed in Aquila's submissions must be reviewed by the Commission to assure ratepayers that the risks and burdens of Aquila's nonutility businesses and investments are borne by the responsible party. Clearly, in light of Aquila's corporate structure, as presently understood, and past actions of Aquila, as more fully described in the Commission's March 4, 2003 Order, both of which have contributed to Aquila's present problems, the Commission cannot consistent with its statutory responsibilities, leave Aquila free to restructure its businesses and finances without Commission review and approval. To do so would be to leave Aquila's Kansas public utility operations and customers at risk of harm flowing from Aquila's current financial situation. Accordingly, the Commission finds that the interim standstill protections adopted in the March 13, 2003 Order shall be extended until further order of the Commission.

  IT IS, THEREFORE, BY THE COMMISSION ORDERED:

        (A)  Further investigation and hearing procedures are directed and established, as more fully set forth above.

        (B)  Notice is given that a prehearing conference shall be held in this matter on Friday, May 16, 2003, commencing at 9:00 a.m. This prehearing conference will be conducted in the Third Floor Hearing Room at the Commission's Offices, 1500 S.W. Arrowhead Road, Topeka, Kansas for purposes noted above. The Commission directs that Advisory Counsel be appointed hearing examiner at the prehearing conference. At the prehearing conference, the proceeding, without further notice, may be converted into a conference hearing or summary proceeding for disposition of the matter, as allowed under the Kansas Administrative Procedures Act. See K.S.A. 77-516.

        (C)  Any party who fails to attend or participate in the hearing or any other stage of this proceeding may be held in default under the Kansas Administrative Procedures Act, K.S.A. 77-520. The attorneys designated to appear for the agency in this proceeding are Ms. Susan B. Cunningham, General Counsel, and Ms. Anne Bos, Assistant General Counsel, 1500 S.W. Arrowhead Road, Topeka, Kansas 66604; (785) 271-3110.

        (D)  The interim standstill protections, as set forth below, are and shall be extended until further order of the Commission. Aquila shall not, unless Commission approval is granted:

  i)
  Pledge regulated utility assets, presently devoted to serving Kansas retail customers, for the benefit of its current and prospective lenders;

  ii)
  Invest any money in any existing or new nonutility businesses;

  iii)
  Incur any new indebtedness other than in the ordinary course of business;

  iv)
  Commit to any modification of existing indebtedness;

  v)
  Pay any dividends; or

  vi)
  Commit to any other financial transaction that would not be reversible upon an order of this Commission.

        (E)  A party may file a petition for reconsideration of this Order within 15 days of the service of this Order. If this Order is mailed, service is complete upon mailing, and three days may be added to the above time frame.

        (F)  The Commission retains jurisdiction over the subject matter of this investigation and the parties for the purpose of entering such further order or orders as it may deem necessary and proper.

BY THE COMMISSION IT IS SO ORDERED.

Moline, Chr.; Wine, Comm.; Krehbiel, Comm.

Dated:	May 07, 2003
May 07, 2003
/s/ SUSAN K. DUFFY Susan K. Duffy Executive Director